

February 28, 2011

Guillermo Reda
Chief Financial Officer
YPF Sociedad Anónima
Macacha Güemes 515 (C1106BKK)
Ciudad Autónoma de Buenos Aires
Argentina

      Re: **YPF Sociedad Anónima**
                Form 20-F for the Fiscal Year Ended December 31, 2009
                Filed June 29, 2010

Dear Mr. Reda:

      We have completed our review of your filings and do not have any further comments at this time.

                Sincerely,

                Anne Nguyen Parker
                Branch Chief

cc: Nicholas A. Kronfeld (via facsimile)